-Press Release-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES SALE OF ELRON SOFTWARE'S
ASSETS AND BUSINESS TO ZIX CORPORATION

Tel Aviv, September 2, 2003—Elron Electronic Industries Ltd. (Elron) (Nasdaq:ELRN), announced today the sale of substantially all of the assets and business of its majority owned subsidiary, Elron Software Inc., provider of spam, email and web filtering solutions, to Zix Corporation (ZixCorpTM), (Nasdaq: ZIXI). In consideration for the assets and business sold, ZixCorp issued to Elron Software 1,709,402 shares of its common stock, with a market value of approximately $6.0 million and a $1.0 million convertible note bearing an interest rate of 5.75%. In addition, ZixCorp assumed certain liabilities of Elron Software. ZixCorp is a global provider of e-messaging protection and transaction services.

As a result of the sale, Elron will record a gain of approximately $4.0 million in the third and fourth quarters of 2003.

Founded in 1997, Elron Software has approximately 37 employees based primarily in Burlington, Massachusetts. Elron Software's Internet Manager product family is the recipient of numerous awards, including: SC Magazine's Top Pick Award, PC Magazine's prestigious Editor's Choice Award, Network Computing's Editors' Choice Award, and IDC's #1 Selling Stand-Alone Web Access Solution.

"With all the great technology, the sales team and the distribution channels at Elron Software, combined with a direct sales force and suite of secure e-messaging solutions at ZixCorp, this couldn't be a better fit,'' says Doron Birger, president and CEO of Elron. ''ZixCorp together with Elron Software will offer a comprehensive solution to fully address issues associated with electronic communication in any organization. This sale will have a positive effect on Elron's results of operations on the one hand, and on the other hand, we feel strongly that ZixCorp can take Elron Software's product offering to a higher level than ever before in the U.S."

About Elron Software

Elron Software's Internet Manager product family, including IM Message Inspector, IM Web Inspector and IM Anti-Virus, is a comprehensive set of solutions for web access control, email content filtering and virus protection. These award-winning security solutions maximize the productive use of the Internet while minimizing the associated risks: confidential data loss, reduced productivity, legal liability, network congestion, spam and virus attacks. For more information, visit www.elronsoftware.com.

About Zix Corporation

Zix Corporation (ZixCorp(TM)) is a global provider of e-messaging protection and transaction services. ZixCorp offers a range of solutions to protect organizations from viruses, spam, and electronic attack, as well as enabling secure electronic communications, such as email encryption and e-prescribing. ZixCorp helps organizations of any size to streamline operations, mitigate risks, and leverage the efficiencies of e-messaging. For more information, visit www.zixcorp.com.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and Amorphous Metals. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)